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                          August 4, 2020

       Eran Ben Dor
       General Counsel
       Compugen Ltd.
       26 Harokmim Street
       Holon 5885849, Israel

                                                        Re: Compugen Ltd.
                                                            Registration
Statement on F-3
                                                            Filed July 30, 2020
                                                            File No. 333-240183

       Dear Mr. Ben Dor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Daniel Goldberg